Exhibit 99.1

KBS Fashion Group Limited Announces Financial Results for the Second Quarter and First Half of 2018

SHISHI, China, July 26, 2018 — KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the second quarter and the first half of 2018.

Second Quarter of 2018 Financial Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	3.89	4.07	-4.3%
Distribution network	3.06	3.47	-11.8%
Corporate stores	0.13	0.13	0.1%
OEM	0.70	0.47	49.9%
Gross profit	1.03	0.86	19.2%
Gross margin	26.4%	21.2%	5.2	pp
Operating income (loss)	-0.56	-2.93	-80.9%
Operating (loss) margin	-14.4%	-72.1%	57.7	pp
GAAP net income (loss)	-0.47	-2.24	-79.1%
GAAP Earnings (loss) per share	-0.21	-1.26	-83.3%

●	Net revenues decreased by 4.3% to $3.89 million for the second quarter of 2018 from $4.07 million for the same period of last year. The decrease was primarily due to the termination of bad contracts with customers. In addition, we continuously liquidated our previous excess inventory.

●	Gross profit increased by 19.2% to $1.03 million for the second quarter of 2018 from $0.86 million for the same period of last year. Gross margin was 26.4% for the second quarter of 2018, compared to 21.2% for the same period of last year.

●	GAAP net loss was $0.47 million, or $0.21 loss per basic and diluted share, for the second quarter of 2018, compared to net loss of $2.24 million, or $1.26 loss per basic and diluted share, for the same period of last year.

●	Non-GAAP net loss, which excludes the provision of the change in fair value of warrants, was $0.47 million, or $0.21 loss per basic and diluted share, for the second quarter of 2018, compared to non-GAAP net loss of $2.24 million, or $1.26 loss per basic and diluted share, for the same period of last year.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, “we continue our efforts to focus on appropriate cost controls in order to improve operational results while coping with the sluggish garment market. Although the revenue for the second quarter declined slightly, the gross profits increased 19%.We are pleased with our overall financial performance in the second quarter, and the first half year of 2018 given the industry challenges we are facing. The management team is working towards the acceleration of our sales through leveraging our network, and potential partnerships to generate additional sources of revenue. We remain optimistic about our business.”

Second Quarter of 2018 Financial Results

Revenues

Total revenues decreased by $0.18 million, or 4.3%, to $3.89 million for the second quarter of 2018 from $4.07 million for the same period of last year. The decrease was related to the termination of bad contracts with select customers as well as the closure of 10 distributors.

	For the Three Months Ended June 30,
	2018			2017
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	3.06	0.73	23.7%	3.47	0.66	19.1%
Corporate stores	0.13	0.06	46.6%	0.13	0.06	47.7%
OEM	0.70	0.24	34.7%	0.47	0.14	29.5%
Total	3.89	1.03	26.5%	4.07	0.86	21.2%

Revenues from the Company’s distribution network decreased by $0.41 million, or 11.8%, to $3.06million for the second quarter of 2017 from $3.47.million for the same period of last year. Distribution network contributed 78.7% of total revenues for the second quarter of 2018, compared to 85.3% for the same period of last year. The Company’s distributor network consisted of 19 distributors in 12 provinces during the second quarter of 2018, compared to 24 distributors in 12 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of June 30, 2018, the Company operated 38 branded franchise stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the Company operated 49 branded franchise stores as of June 30, 2017.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of June 30, 2018:

Location	As of June 30, 2017
Fujian	7
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	4
Inner Mongolia	1
Tianjin	3
Hebei	4
Heilongjiang	3
Sichuan	4
Total	38

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Revenues from corporate stores sales was $0.13 million for the second quarter of 2018 which is the same compared to the same period of last year. Corporate stores accounted for 3.4% of total revenues for the second quarter of 2018, compared to 3.3% for the same period of last year. As of June 30, 2018, the Company operated 1 corporate store, compared to 1 corporate store as of June 30, 2017.

Revenues from OEM sales increased by $0.22 million, or 47.8%, to $0.70 million for the second quarter of 2018 from $0.47 million for the same period of last year. OEM accounted for 17.7% of total revenues for the second quarter of 2018, compared to 11.5% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to the launch of newly developed products and price advantages of our new products.

Cost of Sales and Gross Profit

Total cost of sales decreased by $0.34 million, 10.7%, to $2.86 million for the second quarter of 2018 from $3.21 million for the same period of last year.

Total gross profit increased by $0.17 million, or 19.2%, to $1.03 million for the second quarter of 2018 from $0.86 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.73 million, $0.06 million, and $0.24 million, respectively, for the second quarter of 2018, compared to $0.66 million, $0.06 million, and $0.14 million, respectively, for the same period of last year.

Overall gross margin was 26.5% for the second quarter of 2018, compared to 21.2% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 23.7%, 46.6%, and 34.7%, respectively, for the second quarter of 2018, compared to 19.1%, 47.7%, and 29.5%, respectively, for the same period of last year. The increase in gross margin was due to the launch of newly developed products and price advantages of new products. Additionally, we reduced product variety in styles and increased order volume resulting in lower cost and improved gross margin.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.09 million, or 11.2%, to $0.68 million for the second quarter of 2018 from $0.76 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to the decrease in unnecessary expenses to increase the company’s profit target throughout the year. The sales team improved the expense control in comparison to the previous year.

Administrative expenses decreased by $0.046 million, or 4.6%, to $0.96 million for the second quarter of 2018 from $1.01 million for same period of last year The slight decrease in administrative expenses was mainly due to our efforts in the expense control.

Other operating expenses, including other income and other gains and loss, totaled $0.05 million for the second quarter of 2018, compared to $2.02 million for the same period of last year. Total operating expense decreased by $2.21 million, or 58.2%, to $1.59 million for the second quarter of 2018 from $3.80 million for the same period of last year. The decrease was mainly due to the implementation of new accounting policy on account receivable this year; we made a certain percentage of bad debt provision on older account receivables as of June 30, 2017.

Total loss from operations was $0.56 million for the second quarter of 2018, compared to operating income of $2.93 million for the same period of last year. Operating loss margin was 14.4% for the second quarter of 2018, compared to 72.1% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $0.59 million for the second quarter of 2018, compared to $2.96 million for the same period of last year.

Income tax benefit was $0.12 million for the second quarter of 2018, compared to $0.72 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

GAAP net loss was $0.47 million, or $0.211 loss per basic and diluted share, for the second quarter of 2018, compared to GAAP net loss of $2.24 million, or $1.262 loss per basic and diluted share, for the same period of last year.

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Non-GAAP net loss, which excluded the provision of the change in fair value of warrants, was $0.47 million, or $0.211 loss per basic and diluted share, for the second quarter of 2018, compared to Non-GAAP net loss of $2.24 million, or $1.262 loss per basic and diluted share, for the same period of last year.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included below. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company’s financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company’s core business operating results.

	For the Three Months Ended June 30,
	2018		2017
	USD	EPS	USD	EPS
GAAP net income	$(466,516)	$(0.211)	$(2,235,493)	$(1.262)
Change in fair value of warrants	-	$-	$-	$-
Non-GAAP net income	$(466,516)	$(0.211)	$(2,235,493)	$(1.262)

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First Half of 2018 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	8.35	9.58	-12.8%
Distribution network	6.96	8.33	-16.5%
Corporate stores	0.28	0.35	-18.1%
OEM	1.11	0.90	23.5%
Gross profit	2.12	2.08	2.1%
Gross margin	25.4%	21.7%	-3.7	pp
Operating income (loss)	-2.56	-5.17	-50.4%
Operating (loss) margin	-30.7%	-53.9%	-23.3	pp
GAAP net income (loss)	-2.36	-3.97	-40.6%
GAAP Earnings (loss) per share	-1.07	-2.24	-52.4%

Revenues

Total revenues decreased by $1.23 million, or 12.8%, to $8.35 million for the first half of 2018 from $9.58 million for the same period of last year. The decrease was related to the liquidation of our previous excess inventory, resulting in lower sales price and lower gross margin.

	For the Six Months Ended June 30,
	2018			2017
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	6.96	1.62	23.3%	8.33	1.63	19.5%
Corporate stores	0.28	0.12	42.6%	0.35	0.18	52.4%
OEM	1.11	0.38	34.2%	0.90	0.27	29.5%
Total	8.35	2.12	25.4%	9.58	2.08	21.7%

Revenues from the Company’s distribution network decreased by $1.37 million, or 16.5%, to $6.96 million for the first half of 2018 from $8.33 million for the same period of last year. Distribution network contributed 83.4% of total revenues for the first half of 2018, compared to 87.0% for the same period of last year. The decrease in revenues from the distribution network was due to the discontinuation of select branded franchise stores operated by our distributors this year.

Revenues from corporate stores sales decreased by $0.07 million, or 19.1%, to $0.28 million for the first half of 2018 from $0.35 million for the same period of last year. Corporate stores accounted for 3.4% of total revenues for the first half of 2018, compared to 3.6% for the same period of last year. The decrease in corporate stores sales were due to reduced product orders in order to avoid the heavy backlog caused by the weak market demand.

Revenues from OEM sales increased by $0.21 million, or 23.4%, to $1.11 million for the first half of 2018 from $0.90 million for the same period of last year. OEM accounted for 13.3% of total revenues for the first half of 2018, compared to 9.4% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to the launch of newly developed products and price advantage of the new products.

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Cost of Sales and Gross Profit

As a result of the reduction of our sales, total cost of sales decreased by $1.27 million, 16.9%, to $6.23 million for the first half of 2018 from $7.50 million for the same period of last year.

Total gross profit increased by $0.04 million, or 2.1%, to $2.12 million for the first half of 2018 from $2.08 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $1.62 million, $0.12 million, and $0.38 million, respectively, for the first half of 2018, compared to $1.63 million, $0.18 million, and $0.27 million, respectively, for the same period of last year.

Overall gross margin was 25.4% for the first half of 2018, compared to 21.7% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 23.3%, 42.6%, and 34.2%, respectively, for the first half of 2018, compared to 19.5%, 52.4%, and 29.5%, respectively, for the same period of last year. The increase in gross margin for distribution network was due to the launch of newly developed products and price advantage of the new products. Additionally, we reduced product variety styles and increased order volume, resulting in lower cost and improved gross margin.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.22 million, or 13.7%, to $1.41 million for the first half of 2018 from $1.63 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to i) the reduction in the expenses attributable to corporate stores, including staff salary, rental expense, and other corporate store expenses; ii) the decrease in subsidy to our distributors.

Administrative expenses increased by $1.19 million, or 54.6%, to $3.35 million for the first half of 2018 from $2.17 million for same period of last year. The increase was due to the related expenses for board members and executives’ stock options.

Other operating expenses, including other income and other gains and loss, totaled negative $0.81 million for the first half of 2018, compared to $3.44 million for the same period of last year. Total operating expense decreased by $2.56 million, or 35.4%, to $4.68 million for the first half of 2018 from $7.24 million for the same period of last year. The decrease was mainly due to the implementation of new accounting policies on account receivable this year, as we made certain percentage of bad debt provision on older account receivables.

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Total loss from operations was $2.56 million for the first half of 2018, compared to operating loss of $5.17 million for the same period of last year. Operating loss margin was 30.7% for the first half of 2018, compared to operating loss margin of 53.9% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $2.61 million for the first half of 2018, compared to loss before income taxes of $5.21 million for the same period of last year.

Income tax benefit was $0.26 million for the first half of 2018, compared to income tax benefit of $1.24 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

GAAP net loss was $2.36 million, or $1.068 per basic and diluted share, for the first half of 2018, compared to GAAP net loss of $3.97 million, or $2.241 loss per basic and diluted share, for the same period of last year.

Non-GAAP net loss, which excluded the provision of the change in fair value of warrants, was $2.36 million, or $1.068 per basic and diluted share, for the first half of 2018, compared to Non-GAAP net loss of $3.97 million, or $2.241 loss per basic and diluted share, for the same period of last year.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included below. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company’s financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company’s core business operating results.

	For the Six Months Ended June 30,
	2018		2017
	USD	EPS	USD	EPS
GAAP net income	$(2,355,794)	$(1.068)	$(3,969,079)	$(2.241)
Change in fair value of warrants	-	0.00	-	$-
Non-GAAP net income	$(2,355,794)	$(1.068)	$(3,969,079)	$(2.241)

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Financial Conditions

As of June 30, 2018, the Company had cash and cash equivalents of $24.12 million, working capital of $32.14 million and stockholders’ equity of $72.07 million, compared to $25.22 million, $33.06 million, and $74.03 million, respectively, at December 31, 2017.

Net cash used in operating activities was $4.42 million for the six months ended June 30, 2018, compared to net cash used in operating activities of $1.91 million for the same period of last year. Net cash provided by investing activities was $0.02 million for the six months ended June 30, 2018, compared to net cash provided by investing activities of $0.04 million for the same period of last year. Net cash provided by financing activities was $0.22 million for the six months ended June 30, 2018, compared to $0.05 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 38 KBS branded stores (as of June 30, 2018) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lixia Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

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KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	USD	USD	USD	USD

Revenue	3,893,045	4,069,815	8,352,070	9,579,568
Cost of sales	(2,864,645)	(3,206,800)	(6,232,435)	(7,503,626)
Gross profit	1,028,400	863,016	2,119,635	2,075,942
GP ratio	26%	22%	26%	22%

Other income	40,113	361,160	66,877	403,462
Other gains and losses	12,797	(2,384,432)	13,819	(3,846,439)
Distribution and selling expenses	(677,537)	(763,040)	(1,406,499)	(1,629,197)
Administrative expenses	(963,980)	(1,010,216)	(3,354,952)	(2,169,787)
Operating profit	(560,208)	(2,933,512)	(2,561,121)	(5,166,018)

Finance costs	(25,670)	(23,361)	(51,185)	(47,342)
Change in fair value of warrant liabilities	-	-	-	-
Profit before tax	(585,878)	(2,956,872)	(2,612,306)	(5,213,360)

Income tax expense	119,362	721,379	256,512	1,244,281
Profit for the year	(466,516)	(2,235,493)	(2,355,794)	(3,969,079)

Other comprehensive income
-Currency translation differences	(14,470,360)	2,039,888	(14,058,817)	1,257,618
Total comprehensive income	(14,936,876)	(195,605)	(16,414,611)	(2,711,461)

Attributable to:
Owner of the Company	(14,936,876)	(195,605)	(16,414,611)	(2,711,461)
Minority interests	-	-	-	-

Outstanding shares	2,206,741	1,771,132	2,206,741	1,771,132

Profit per share - basic and diluted	(0.2114)	(1.2622)	(1.07)	(2.24)

NON-GAAP Profit per share-basic and diluted	(0.2114)	(1.2622)	(1.07)	(2.24)

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KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

(Stated in US dollars)

	2018/06/30	2017/12/31
Current assets
Cash and cash equivalents	24,123,110	26,050,456
Trade and other receivables	11,794,590	10,501,543
Other receivables and prepayments	452,367	1,901,268
Related parties receivables	-	-
Inventories	2,882,333	1,806,212
Subsidies prepaid to distributors	-	-
Prepayments and premiums under operating leases	87,850	83,907
Prepaid lease payments
Total current assets	39,340,251	40,343,386

Non-current assets
Prepayments and premiums under operating leases	2,516,645	2,568,199
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	-	-
Property, plant and equipment	26,733,098	27,824,523
Prepaid lease payments	633,285	648,652
Deferred tax asset	10,048,882	9,924,944
Total non-current assets	39,931,910	40,966,319

Total assets	79,272,161	81,309,705

Current liabilities
Short-term loans	1,586,918	1,606,930
Trade and other payables	5,187,624	5,521,442
Related parties payables	425,638	154,137
Income tax payable	-	-
Total current liabilities	7,200,180	7,282,509

Warrant liabilities	-	-

Total liabilities	7,200,180	7,282,509

Equity
Common stock	227	198
Additional paid-in capital	8,000,561	6,686,170
Capital reserve	184,272	184,272
Surplus reserve	6,084,836	6,084,836
Retained earnings	61,795,406	64,146,811
Foreign currency translation reserve	(3,993,319)	(3,075,090)
Total equity	72,071,982	74,027,196

Total liabilities and equity	79,272,161	81,309,705

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KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the Six Months ended June 30, 2018 and 2017

USD

	2018	2017
Operating activities	USD	USD
Profit before tax	(2,355,794)	(3,969,079)
Adjustments for:
adjust statutory reserve for year 2013	51,185
Finance costs	-	(47,342)
change in fair value of warrant liabilities	(39,111)	-
Interest income	-	(42,538)
Bad debt allowance	1,314,420	(3,831,436)
Depreciation of property, plant and equipment	792,939	740,257
Amortisation of prepaid lease payments	7,554	7,030
Amortisation of subsidies prepaid to distributors	-	432,787
Amortisation of prepayments and premiums under operating leases	27,432	51,761
Provision (Reversal) of inventory obsolescence	(28,616)	(2,045)
Loss (gain) on disposal of property, plant and equipment	-	(2,463)

Operating cash flows before movements in working capital	(229,992)	(6,663,068)

(Increase) / Decrease in trade and other receivables	(1,475,024)	4,731,162
(Increase) / Decrease in prepayments and deferred expenses	1,464,010	4,102,502
Subsidies prepaid to distributors	-	-
(Increase) / Decrease in related parties receivables	(1,109,509)	-
(Increase) / Decrease in inventories	(292,727)	(958,547)
Increase / (Decrease) in trade and other payables	-	57,122
Increase / (Decrease) in related parties payables	108,615	(1,126,397)
Cash generated from operations	(4,163,269)	142,774
Deferred income tax	(256,512)	(1,244,281)
Income taxes paid	-	(805,076)
Net cash from operating activities	(4,419,781)	(1,906,583)

Investing activities
Interest received	42,538	42,538
Prepayments and premiums paid under operating leases	-	-
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(21,022)	(2,230)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	21,517	40,308

Financing activities
Advances from related parties	271,837	-
Repayment to related parties	-	-
Interest paid	(51,185)	47,342
New bank loans raised	1,644,448	-
Payment of bank loans	(1,644,448)	-
Shares issued	-
Net cash used in financing activities	220,652	47,342

Net increase in cash and cash equivalent	(4,177,613)	(1,818,932)
Effects of currency translation	3,079,400	574,848

Cash and cash equivalents at beginning of year	25,221,323	24,576,341

Cash and cash equivalents at end of year	24,123,110	23,332,257

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